UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14F-1 OF THE
SECURITIES EXCHANGE ACT OF 1934

AMBASSADORS INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-26420	91-1688605
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

2101 4th Avenue, Suite 210, Seattle, Washington 98121
(Address of Principal Executive Offices)
(Zip Code)

(206) 292-9606
(Registrant’s telephone number, including area code)

Mark T. Detillion
Chief Financial Officer
Ambassadors International, Inc.
2101 4th Avenue, Suite 210
Seattle, Washington 98121
(206) 292-9606
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

With copies to:

David J. Johnson, Jr., Esq.
John-Paul Motley, Esq.
O’Melveny & Myers LLP
1999 Avenue of the Stars, 7th Floor
Los Angeles, California 90067
Telephone: (310) 553-6700
Facsimile: (310) 246-6779

INTRODUCTION
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
INFORMATION REGARDING DIRECTORS
CORPORATE GOVERNANCE
REPORT OF THE AUDIT COMMITTEE
INFORMATION CONCERNING MANAGEMENT AND EXECUTIVE COMPENSATION
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
WHERE YOU CAN FIND MORE INFORMATION

2101 4th Avenue, Suite 210
Seattle, Washington 98121
Tel.: (206) 292-9606

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and
Rule 14f-1 Thereunder

Notice of Change in the
Majority of the Board of Directors

November 5, 2009

INTRODUCTION

The information contained in this information statement is being furnished to all holders of record of common stock of Ambassadors International, Inc. at the close of business on September 23, 2009 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act in order to effect a change in majority control of Ambassadors International, Inc.’s Board of Directors other than by a meeting of stockholders. This information statement is being distributed on or about November 5, 2009. Unless the context otherwise requires, “Ambassadors, “the Company” “we,” “our,” “us” and similar expressions refer to Ambassadors International, Inc.

As of September 23, 2009, there were 11,173,267 shares of our common stock (“Common Stock”) issued and outstanding with the holders thereof being entitled to cast one vote per share.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Background

On September 25, 2009, we commenced an offer (the “Exchange Offer”) to exchange for each $1,000 principal amount of our outstanding 3.75% Convertible Senior Notes due 2027 (the “Existing Notes”) and certain associated rights: (i) 230.3766 shares of our Common Stock plus (ii) $273.1959 principal amount of our 10% Senior Secured Notes due 2012, including the Subsidiary Guarantees referred to below (the “New Notes,” and together with the consideration referenced in clause (i), the “Exchange Consideration”), upon the terms and subject to the conditions set forth in the Offer to Exchange and Consent Solicitation (as amended and supplemented from time to time, the “Offer to Exchange”) and the related offer materials (as amended and supplemented from time to time). As of September 22, 2009, there was $97 million in aggregate principal amount of the Existing Notes outstanding. Assuming all $97 million in outstanding Existing Notes are validly tendered and accepted in the Exchange Offer, we will issue, pursuant to the Exchange Offer, $26,500,000 aggregate principal amount of New Notes and 22,346,534 shares of Common Stock, which would represent in the aggregate approximately 66.67% of our outstanding Common Stock immediately following the Exchange Offer. The Exchange Offer is only being made to holders of Existing Notes. It is not being made to stockholders in their capacity as stockholders. On or about November 2, 2009, we transmitted to all holders of record of our Common Stock at the close of business on September 23, 2009 a definitive proxy statement regarding a special meeting of the stockholders to be held on November 12, 2009, to consider the proposal to issue additional shares of our common stock as part of the Exchange Consideration in connection with the Exchange Offer. As of the date of transmittal of this information statement, the special meeting of stockholders relating to that proposal has not yet occurred and, thus, whether the proposal will be approved by our stockholders has not yet been determined.

The Exchange Offer Commitment and Support Agreements

On September 4, 2009, the Company entered into three separate Exchange Offer Commitment and Support Agreements (the “Support Agreements”), one with each of Whippoorwill Associates, Inc. (as agent for its discretionary accounts) (“Whippoorwill”), Highbridge Capital Management, LLC (“Highbridge”) and Polygon Global Opportunities Master Fund (“Polygon”), such holders being the beneficial owners of an aggregate of approximately 59.5% in principal amount of the outstanding Existing Notes. The Support Agreements are the result of arms’ length negotiations with each holder. To our knowledge, none of the holders that are party to any of the Support Agreements are affiliated with any director or officer of the Company or with each other. Under each Support Agreement, the applicable holder has agreed to tender its Existing Notes in the Exchange Offer and not to withdraw its Existing Notes unless the applicable Support Agreement is terminated. The obligations of the holders under the Support Agreements terminate automatically if any of the following occur:

•	The Exchange Offer shall not have been consummated within sixty (60) days after the commencement thereof; or

•	The Company shall have provided written notice to the applicable holder that it has determined not to proceed with, or has determined to terminate, the Exchange Offer.

In addition, each Support Agreement may be terminated by the Company or the applicable holder due to a material breach of the Support Agreement by the other party thereto or due to a failure, after using good faith efforts, to reach agreement upon reasonably acceptable terms for the Exchange Offer. The Company may also terminate the Support Agreements if the Board of Directors determines in good faith that the consummation of the Exchange Offer is inconsistent with the directors’ fiduciary duties.

Pursuant to each Support Agreement, the Company has agreed that, if the Exchange Offer is consummated and at least 58% of the outstanding Existing Notes are acquired pursuant to the Exchange Offer: (i) the Company will hold a special meeting of the Board of Directors within two (2) business days of the consummation of the Exchange Offer; and (ii) the Board of Directors will elect as a director at that meeting one (1) individual designated by the holder party to that Support Agreement. Each nominee must be designated by the applicable holder not later than one (1) week prior to the initially scheduled expiration date of the Exchange Offer (i.e., October 16, 2009) and must be suitably qualified (as reasonably determined by the applicable holder). Because the Company has entered into three (3) Support Agreements, three (3) new individuals will be elected to the Board of Directors. In addition, in conjunction with the election of the nominees designated by the holders party to the Support Agreements, two (2) directors will resign from the Board of Directors and the size of the Board of Directors will be increased to five (5) members. Consequently, if at least 58% of the outstanding Existing Notes are acquired pursuant to the Exchange Offer, the size of the Board of Directors will increase to five (5) members and its composition will change significantly. See the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on September 11, 2009 for a further description of the terms of the Support Agreements.

Prior to the consummation of the Exchange Offer, our Board of Directors is composed of J. Hale Hoak, Daniel J. Englander, Rafer L. Johnson and Arthur A. Rodney. It is anticipated that, in conjunction with the election of the nominees designated by the holders party to the Support Agreements, as described above, Mr. Hoak and Mr. Johnson will resign as directors of the Company. Eugene I. Davis, John Bianco and Stephen Phillip McCall have been designated by Whippoorwill, Highbridge and Polygon, respectively. In addition, the size of our Board of Directors will be increased to five. Consequently, if at least 58% of the outstanding Existing Notes are acquired pursuant to the Exchange Offer, Mr. Rodney, Mr. Englander, Mr. Davis, Mr. Bianco and Mr. McCall will serve as directors of our company. Decisions have not been made at this time as to the committee assignments of the director designees or any changes to the committee assignments of continuing directors. In making committee assignments we will ensure that each member of our Audit, Compensation and Nominating and Corporate Governance committees is independent, as required under NASDAQ Global Market and SEC rules.

Purpose of the Exchange Offer

We are making the Exchange Offer in order to reduce our outstanding indebtedness and decrease our annual interest expense. We believe that reducing our outstanding indebtedness is appropriate in light of our ongoing restructuring and will promote our long-term financial viability. Moreover, reducing our annual interest expense should make additional cash available to fund operations. The table below shows (i) the amount of New Notes that would be issued based on varying amounts of Existing Notes that could be tendered and (ii) the amount of decrease of our annual interest based on the specified amount of Existing Notes being tendered.

Amount of Existing Notes	Amount of New Notes Issued	Amount of Decrease in
Tendered and Accepted(1)	to Tendering Note Holders	Annual Interest(2)

$57,750,000	$15,777,064	$587,919
$72,750,000	$19,875,000	$740,625
$97,000,000	$26,500,000	$987,500

(1)	The varying amounts of Existing Notes tendered and accepted are based on (i) only the Existing Notes held by the three note holders who have signed Support Agreements being tendered and accepted, (ii) 75% of the aggregate principal amount of Existing Notes being tendered and accepted and (iii) all Existing Notes being tendered and accepted, respectively.

(2)	The decrease in annual interest is based on the reduction of interest payments on the Existing Notes less increase of interest payments on the New Notes. Interest on the New Notes may be paid in kind or in cash, at our option, while interest on the Existing Notes is payable in cash. The table above reflects the decrease in annual cash interest on the tendered Existing Notes based on the 3.75% interest rate on the Existing Notes, whereas the financial statements contained herein reflect an effective interest rate of 6.75% in accordance with Financial Accounting Standards Board Staff Position APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” In addition, Statement of Financial Accounting Standards No. 15 (as amended), “Accounting by Debtors and Creditors for Troubled Debt Restructurings,” requires that the interest to be paid under the New Notes be considered in the calculation of the gain on settlement of the Existing Notes. All prospective interest payments made based on the terms of the New Notes will be accounted for as reductions of the carrying amount of the New Notes. Accordingly, interest expense on the New Notes will not be reflected as interest expense on our consolidated statement of operations for periods after the Exchange Offer.

The Exchange Offer will also reduce, and possibly eliminate, our outstanding Existing Notes, whose holders have the option to require us to purchase, in cash at par value, all or a portion of the Existing Notes on April 15, 2012, April 15, 2017 and April 15, 2022 or upon the occurrence of specified fundamental changes (as defined in the indenture governing the Existing Notes).

In February 2009, we announced our intention to sell or exit our non-Windstar Cruises related assets and businesses as part of a restructuring of our business to focus on our Windstar Cruises operations. Our restructuring also involved a consolidation of our cruise and corporate headquarters in Seattle. These restructuring initiatives are now substantially complete, except for the disposition of the remaining Majestic America Line vessels, which we intend to sell in an orderly fashion. In conjunction with the focusing of our business on our Windstar Cruises operations, we endeavored to renegotiate our existing debt obligations. The Exchange Offer resulted from these endeavors.

The Exchange Offer is conditioned on stockholder approval and other closing conditions, as described in the Offer to Exchange. Further details about the terms and conditions of the Exchange Offer are set forth in the Offer to Exchange, which was filed with the SEC as Exhibit (a)(1)(A) to our Schedule TO on September 25, 2009. See “Where You Can Find Additional Information.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows ownership of our Common Stock on September 23, 2009 based on 11,173,267 shares of Common Stock outstanding on that date, by (i) each person known to us to own beneficially more than five percent (5%) of our capital stock; (ii) each current director, director designee and named executive officer (as defined below); and (iii) all current directors and executive officers as a group. Except to the extent indicated in the footnotes to the following table, the person or entity listed has sole voting and dispositive power with respect to the shares that are deemed beneficially owned by such person or entity, subject to community property laws, where applicable.

	Amount and Nature		Percent of
	of Beneficial		Class of
	Ownership of		Common
Name of Beneficial Owner	Common Stock(1)		Stock

Current Directors, Designees and Named Executive Officers#
Arthur A. Rodney(2)	800		*
Joseph J. Ueberroth(3)	726,163	(4)	6.28%
Laura L. Tuthill(5)	103,700	(6)	*
Joseph G. McCarthy(7)	218,500	(8)	1.94%
Rafer L. Johnson	6,000		*
J. Hale Hoak	1,111,110	(9)	9.94%
Daniel J. Englander	223,244	(10)	2.00%
Eugene I. Davis	—		—
John Bianco	—		—
Stephen Phillip McCall	—		—
All current directors and executive officers as a group (5 people)	1,341,154		12.00%
Other 5% Beneficial Owners
Peter V. Ueberroth(11)	1,301,000		11.64%
Hoak Public Equities L.P.(12)	1,090,466		9.76%
Spencer Capital Management, Inc.(13)	570,951		5.11%
T2 Partners Management, LP(14)	776,709		6.95%
Whippoorwill Associates, Inc.(15)	789,180	(16)	6.80%

#	The address for each of the following individuals is 2101 4th Avenue, Suite 210, Seattle, Washington 98121.

*	Less than 1.0%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to securities. Shares of our Common Stock which are purchasable under options that are currently exercisable or will become exercisable no later than 60 days after September 23, 2009, which are indicated in the footnotes, are deemed outstanding for computing the percentage of shares held by the person holding such options but are not deemed outstanding for computing the percentage of shares held by any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our Common Stock shown as beneficially owned by them. Each of the named executive officers’ shares owned includes shares of restricted stock, as indicated in footnotes. The holders of our restricted stock are entitled to vote and receive dividends, if declared, on the shares of our Common Stock covered by the restricted stock grant. Except as stated below, none of the shares held by our current directors and named executive officers have been pledged as security.

(2)	Mr. Rodney is our current Chief Executive Officer and Chairman of our Board of Directors. Of the number of shares owned by Mr. Rodney, 800 shares are held in a margin account at a brokerage firm. Such shares may be pledged to secure margin obligations under the account.

(3)	Mr. Ueberroth resigned as our President and Chief Executive Officer on April 1, 2009.

(4)	Includes 391,617 shares of our Common Stock issuable upon exercise of options and 86,926 shares of our Common Stock owned by the Ueberroth Community Trust over which Mr. Ueberroth has shared voting power.

(5)	Ms. Tuthill resigned as our Chief Financial Officer effective April 3, 2009.

(6)	Includes 38,000 shares of our Common Stock issuable upon exercise of options.

(7)	Mr. McCarthy resigned as our Vice President of Corporate Development and General Counsel effective October 1, 2009.

(8)	Includes 106,500 shares of our Common Stock issuable upon exercise of options.

(9)	Includes 1,090,466 shares jointly held with Hoak Public Equities, LP, James M. Hoak and Hoak Private Equities.

(10)	Includes 217,244 shares held indirectly with Ursula Capital Partners; Mr. Englander is the Managing Partner of Ursula Capital Investors.

(11)	Based on the Schedule 13G filed with the SEC on February 14, 2008. Consists of 1,301,000 shares of Common Stock held by The Ueberroth Family Trust. The options to purchase 90,000 shares of Common Stock referred to in such Schedule 13G have since expired and are thus not included in the table above. The address for Peter Ueberroth is Contrarian Group, Inc., 1071 Camelback St., Newport Beach, CA 92660.

(12)	Based on the Form 3 filed with the SEC by J. Hale Hoak on November 21, 2008 and the Schedule 13D filed with the SEC by Hoak Public Equities, L.P., Hoak Fund Management, L.P., James M. Hoak & Co., James M. Hoak and J. Hale Hoak and Nancy Hoak, spouse of James M. Hoak on January 15, 2008. The Form 3 reported that J. Hale Hoak directly owns 20,644 shares of our Common Stock and that J. Hale Hoak, Hoak Public Equities, L.P., James M. Hoak and Hoak Private Equities have shared voting and dispositive power with respect to 1,090,466 shares. The Schedule 13D reported that Hoak Public Equities, L.P., Hoak Fund Management, L.P., James M. Hoak & Co., James M. Hoak and J. Hale Hoak and Nancy Hoak have formed a group for the purpose of acquiring our Common Stock for investment purposes. J. Hale Hoak currently serves on our Board of Directors. The address for the group is 500 Crescent Court, Suite 230, Dallas, Texas 75201.

(13)	Based on Schedule 13G/A filed with the SEC on February 27, 2008 by Spencer Capital Management, LLC (“SCM”), an investment management firm and investment adviser to certain investment funds and managed accounts and Kenneth H. Shubin Stein, a controlling person and portfolio manager for several investment funds and managed accounts, with shared voting and dispositive powers with respect to all of these shares. The address of SCM and Shubin Stein is 1995 Broadway, Suite 1801, New York, NY 10033.

(14)	Based on Schedule 13G filed with the SEC on February 17, 2009 by Whitney R. Tilson, Glenn H. Tongue, T2 Partners Management, LP, T2 Partners Group, LLC, T2 Partners Management, LLC, T2 Accredited Fund LP, T2 Qualified Fund, LP, Tilson Offshore Fund, Ltd. and Tilson Focus Fund. According to the Schedule 13G, Whitney R. Tilson, Glenn H. Tongue, T2 Partners Management, LP and T2 Partners Management, LLC share voting and dispositive power over 776,709 shares; T2 Accredited Fund LP shares voting and dispositive power over 418,504 shares; T2 Qualified Fund, LP shares voting and dispositive power over 169,782 shares; Tilson Offshore Fund, Ltd. shares voting and dispositive power over 114,471 shares; and Tilson Focus Fund shares voting and dispositive power over 73,952 shares. T2 Partners Management, LP is the investment manager of T2 Qualified Plan, LP, a Delaware limited partnership, T2 Accredited Fund, LP, a Delaware limited partnership, Tilson Offshore Fund, Ltd., a Cayman Islands limited company, Tilson Focus Fund, a registered investment company and Tilson Dividend Fund, a registered investment company. T2 Partners Management, LLC is the General Partner for T2 Accredited Fund, LP and T2 Qualified Fund LP. T2 Partners Group, LLC controls T2 Partners Management LP. Whitney R. Tilson and Glenn H. Tongue control T2 Partners Management LP, T2 Partners Management LLC and T2 Partners Group, LLC. The address of principal office of the group is 145 East 57th Street, Tenth Floor, New York, New York 10022.

(15)	Based on Schedule 13D filed with the SEC on September 11, 2009, by Whippoorwill Associates, Inc., Shelley F. Greenhaus and Steven K. Gendal, who share voting and dispositive power over the shares. Shelley F. Greenhaus is a Principal and the President of Whippoorwill and Steven K. Gendal is a Principal of Whippoorwill. The address for Whippoorwill, Ms. Greenhaus and Mr. Gendal is 11 Martine Avenue, White Plains, New York 10606.

(16)	Includes 424,561 shares of our Common Stock underlying our Existing Notes, which are convertible within 60 days of September 23, 2009.

INFORMATION REGARDING DIRECTORS

Currently we have a classified board of directors consisting of four directors, divided as equally as possible into three classes. At each annual meeting of stockholders, directors are elected for a term of three years to succeed those directors whose terms expire on that annual meeting date. Class I directors’ terms are scheduled to expire at the 2010 annual meeting, Class II directors’ terms are scheduled to expire at the 2012 annual meeting and Class III directors’ terms are scheduled to expire in 2011.

As discussed above, pursuant to each Support Agreement, the Company has agreed that, if the Exchange Offer is consummated and at least 58% of the outstanding Existing Notes are acquired pursuant to the Exchange Offer: (i) the Company will hold a special meeting of the Board of Directors within two (2) business days of the consummation of the Exchange Offer; and (ii) the Board of Directors will elect as a director at that meeting one (1) individual designated by the holder party to that Support Agreement. Because the Company has entered into three (3) Support Agreements, three (3) new individuals will be elected to the Board of Directors. In addition, in conjunction with the election of the nominees designated by the holders party to the Support Agreements, two (2) directors will resign from the Board of Directors and the size of the Board of Directors will be increased to five (5) members. Consequently, if at least 58% of the outstanding Existing Notes are acquired pursuant to the Exchange Offer, the size of the Board of Directors will increase to five (5) members and its composition will change significantly.

Prior to the consummation of the Exchange Offer, our Board of Directors is composed of J. Hale Hoak, Daniel J. Englander, Rafer L. Johnson and Arthur A. Rodney. It is anticipated that, in conjunction with the election of the nominees designated by the holders party to the Support Agreements, as described above, Mr. Hoak and Mr. Johnson will resign as directors of the Company. The terms of Mr. Hoak and Mr. Johnson were scheduled to expire with the annual meeting held in 2010 and 2011, respectively. Eugene I. Davis, John Bianco and Stephen Phillip McCall have been designated by Whippoorwill, Highbridge and Polygon, respectively. In addition, the size of our Board of Directors will be increased to five. Consequently, if at least 58% of the outstanding Existing Notes are acquired pursuant to the Exchange Offer, Mr. Rodney, Mr. Englander, Mr. Davis, Mr. Bianco and Mr. McCall will serve as directors of our company, as Class III, Class II, Class II, Class III and Class I directors, respectively. Decisions have not been made at this time as to the committee assignments of the director designees or any changes to the committee assignments of continuing directors. Committee assignments will ensure that each member of our Audit, Compensation and Nominating and Corporate Governance committees is independent, as required under NASDAQ Global Market and SEC rules.

Set forth below is information, as of the date of this information statement, regarding each director designated by each applicable holder as a party to its respective Support Agreements. The following information has been furnished to us by the designees:

	Position
	with		Director
Name	Company	Age	Since	Term Expires

Director Designated by Whippoorwill:
Eugene I. Davis	Director	54	—	If the Exchange Offer is consummated, Mr. Davis will serve as a director until the annual meeting to be held in 2012.
Director Designated by Highbridge:
John Bianco	Director	45	—	If the Exchange Offer is consummated, Mr. Bianco will serve as a director until the annual meeting to be held in 2011.
Director Designated by Polygon:
Stephen Phillip McCall	Director	39	—	If the Exchange Offer is consummated, Mr. McCall will serve as a director until the annual meeting to be held in 2010.

Eugene I. Davis.  Mr. Davis has served as the Chairman and Chief Executive Officer of Pirinate Consulting Group, LLC, a privately-held consulting firm specializing in crisis and turn-around management, liquidation and sales management, merger and acquisition consulting, hostile and friendly takeovers, proxy contests, and strategic planning advisory services for public and private business entities, since 1999. Mr. Davis is a director of Elder-Beerman Stores Company, Inc., Exide Technologies, Inc., Foamex International Inc., Footstar, Inc., iPCS, Inc., Knology, Inc., Metals USA, Inc., Roomstore, Inc., Rural / Metro Corp., Seracare Life Sciences, Inc., Solutia, Inc., Terrestar Corporation, Trident Resources Corp. and several private companies. Trident Resources Corp, one of the companies that Mr. Davis serves as director for, filed for Chapter 11 bankruptcy protection in September 2009.

John Bianco.  Mr. Bianco has served as an attorney at the law firm of Tripp, Scott P.A. since May 2005, where he has served as a partner since December 2006 and currently serves as the Chair of the Insolvency and Creditor Rights Department. Prior to his service at Tripp, Scott P.A., Mr. Bianco was an attorney at the law firm of Kass, Shuler, Solomon, Spector, Foyle & Singer, P.A.

Stephen Phillip McCall.  Mr. McCall has served as a Managing Member of Blackpoint Equity Partners LLC, a private equity investment firm, since 2008. Prior to joining Blackpoint, he was a General Partner at Seaport Capital, where he was employed from 1997 to 2007. Mr. McCall is a director of Otelco, Inc. and several private companies.

Besides the Support Agreements, pursuant to which the director designees were designated by the applicable holder party to the Support Agreement to serve as one of our directors upon the consummation of the Exchange Offer, there are no arrangements or understandings known to us between any of our director designees and any other person pursuant to which any such person is being elected as a director.

In addition to these designees, the following directors will continue to serve as directors of the Company:

			Director	Term
Name	Position with Company	Age	Since	Expires

Class II Directors, whose term expires at the annual meeting to be held in 2012:
Daniel J. Englander(1)(3)	Director	40	2008	2012
Class III Directors, whose term expires at the annual meeting to be held in 2011:
Arthur A. Rodney(2)	Director, Chairman of the Board and Chief Executive Officer	68	2008	2011

(1)	Member of Compensation and Nominating Committee

(2)	Member of Corporate Governance Committee

(3)	Member of Audit Committee

Daniel J. Englander has served as director since November 2008. Mr. Englander is the founder and currently the Managing Partner of Ursula Investors, an investment partnership founded in 2004. Prior to Ursula Investors, Mr. Englander served as a Managing Director of Allen & Company where he was employed for a period of 12 years. Mr. Englander has over 15 years of Wall Street experience and is a graduate of Yale University. Mr. Englander is currently on the Board of Directors of America’s Car-Mart, Inc. and Copart, Inc.

Arthur A. Rodney has served as a director since April 2008 and has served as our Chairman of the Board and Chief Executive Officer since April 14, 2009. Mr. Rodney has been in the cruise industry for over 30 years. He served as Chief Financial Officer and President of Princess Cruises from 1970 to 1986. Mr. Rodney then created Crystal Cruises, a luxury cruise line, for a large Japanese shipping company and served as its President from 1987 until 1994. In 1994, at its request to develop and oversee the operations of two large cruise ships, Mr. Rodney joined The Walt Disney Company. He served as President of Disney Cruise Line until the end of 1999. From 2000, Mr. Rodney has been an independent consultant. Mr. Rodney holds licenses in New York and California as a Certified Public Accountant.

CORPORATE GOVERNANCE

We believe that good corporate governance practices promote the principles of fairness, transparency, accountability and responsibility and will ensure that we are managed for the long-term benefit of our stockholders. During the past year, we have continued to review our corporate governance policies and practices and to compare them to those suggested by various authorities in corporate governance and the practices of other public companies. We have also continued to review the provisions of the Sarbanes-Oxley Act of 2002, the rules of the Securities and Exchange Commission (“SEC”) and the listing standards of the NASDAQ Global Market.

Determination of Independence of Directors

Under the listing standards of the NASDAQ Global Market, a director qualifies as “independent” only if our board of directors affirmatively determines that the director has no material relationship with us (either directly, or as a partner, shareholder or officer of an organization that has a relationship with us). In February 2009, our board of directors undertook its annual review of director independence. During this review, our board of directors considered transactions and relationships between each director or any member of his or her immediate family and us and our subsidiaries and affiliates, including any transactions required to be reported under “Certain Relationships and Related Party Transactions” below. In making independence determinations, our board of directors considered each relationship not only from the standpoint of the director, but also from the standpoint of persons and organizations with which the director has a relationship. The purpose of these reviews is to determine whether any such relationships or transactions would interfere with the director’s independent judgment, and therefore be inconsistent with a determination that the director is independent.

As a result of its review in February 2009, our board of directors has affirmatively determined that all individuals that served as one of our directors since January 1, 2008, except for Arthur Rodney, are independent. As of September 23, 2009, Arthur Rodney is not an independent director because he serves as our Chief Executive Officer. Further, based on the information furnished to us by the designees, our board of directors has affirmatively determined that each of the director designees is independent.

Our independent directors regularly meet in executive sessions. In 2008, the independent directors met four times in executive session. At each executive session, our board of directors elects one director to lead the session.

Meetings of the Board of Directors and Committees of the Board of Directors

During 2008, there were seven meetings of our board of directors. Our board of directors has a standing Audit Committee, Compensation and Nominating Committee and Corporate Governance Committee. The members of each committee are selected by the majority vote of our board of directors. Each director attended 75% or more of the aggregate of the total board of directors meetings and his or her committee meetings in 2008. We have a policy that our directors attend the annual meeting of our stockholders. All of our ten directors then in office attended the 2008 annual meeting. Our board of directors has adopted written charters for our Audit Committee, Compensation and Nominating Committee and Corporate Governance Committee, each of which is available at our website at www.ambassadors.com/investor. In addition, the charter for each of our committees is available in print to any stockholder who requests a copy. Please direct all requests to our Corporate Secretary at Ambassadors International, Inc., 2101 4th Avenue, Suite 210, Seattle, Washington 98121.

Audit Committee

J. Hale Hoak (chairman), Dan Englander and Rafer Johnson are the current members of our Audit Committee. In addition to all members of this committee being determined to be independent, our board of directors has determined that Messrs. Englander and Hoak qualify as “audit committee financial experts” under the rules of the SEC, and that Messrs. Englander, Hoak and Johnson meet the financial sophistication requirement rules of the NASDAQ Global Market, and are independent under the requirements of the rules of the SEC. The Audit Committee selects our independent registered public accountants, reviews with the independent registered public accountants the plans and results of the audit engagement, approves professional services provided by and fees paid to the independent registered public accountants, reviews the independence of the independent registered public accountants, considers the range of audit and any non-audit fees and reviews the adequacy of our internal accounting controls and financial management practices. The Audit Committee has reviewed and reassessed the adequacy of the Audit Committee charter on an annual basis. The Audit Committee met seven times during 2008.

Compensation and Nominating Committee

In March 2005, our board of directors formed the Compensation, Nominating and Governance Committee. Prior to that time, the Compensation Committee performed the nominating and related governance functions of our board of directors. In August 2005, our board of directors determined that the Compensation, Nominating and Governance Committee shall be split into two separate committees known as the Compensation and Nominating Committee and the Corporate Governance Committee. Dan Englander (chairman) and Rafer L. Johnson are the current members of the Compensation and Nominating Committee. Our board of directors has determined that each of the members of the Compensation and Nominating Committee qualifies as an independent director. This committee is responsible for determining compensation for our executive officers and for administering both the Amended and Restated 1995 Equity Participation Plan of Ambassadors International, Inc. and the 2005 Incentive Award Plan of Ambassadors International, Inc. The Compensation and Nominating Committee also identifies individuals qualified to be members of our board of directors and its committees, recommends to our board of directors the slate of directors to be nominated by our board of directors at the annual stockholders meeting and recommends any director to fill a vacancy on our board of directors. The Compensation and Nominating Committee met four times in 2008.

Compensation decisions for our executive officers and our directors are made by the Compensation and Nominating Committee. Our Chief Executive Officer makes recommendations to the Compensation and Nominating Committee on equity compensation to our employees and executive officers (other than the Chief Executive Officer). All decisions regarding equity compensation to our executive officers, employees and directors are made by the Compensation and Nominating Committee. The Compensation and Nominating Committee is entitled to delegate any or all of its responsibilities to a subcommittee of the Compensation and Nominating Committee comprised of members of the Compensation and Nominating Committee or our board of directors or executive officers, except that it is not allowed to delegate its responsibilities for any matters that involve compensation of the executive officers or any matters where it has determined such compensation is intended to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended, by virtue of being approved by a committee of “outside directors” or is intended to be exempt pursuant to Rule 16b-3 by virtue of being approved by a committee of “non-employee directors.” The Compensation and Nominating Committee engaged the firm of Strategic Consulting Group as its independent compensation consultant to assist in the development and evaluation of compensation policies and the Compensation and Nominating Committee’s determinations of compensation awards. The role of Strategic Consulting Group is to provide independent, third-party advice and expertise on executive compensation issues. The compensation consultant reports primarily to and works directly with our Compensation and Nominating Committee, through its chair.

Corporate Governance Committee

In August 2005, our board of directors formed the Corporate Governance Committee and its sole current member is Rafer L. Johnson. This committee is responsible for advising management on business matters, making recommendations on the frequency and structure of our board of directors meetings, assisting our board of directors in proposing committee assignments, including committee memberships and chairs, and periodically reviewing our Bylaws and our overall governance. The Corporate Governance Committee met three times in 2008.

Board Nominations

Director candidates are nominated by our Compensation and Nominating Committee. The Compensation and Nominating Committee does not impose any specific, minimum qualifications that must be met by director nominees, but rather the Compensation and Nominating Committee will consider candidates based upon their: (i) business and financial experience, such as serving as an executive officer or former executive officer of a publicly held company in our industry or otherwise, (ii) personal characteristics, such as integrity, ethics and values, (iii) expertise that is complementary to the background and experience of our other board of directors members, (iv) experience as a board member of another publicly held company, (v) willingness to devote the required amount of time to carrying out the duties and responsibilities of board of directors membership, (vi) willingness to objectively appraise management performance, (vii) academic expertise in an area of our operations, (viii) practical and mature business judgment and (ix) any such other qualifications our Compensation and Nominating Committee deems necessary to ascertain the candidate’s ability to serve on our board of directors.

The Compensation and Nominating Committee will consider nominee recommendations from stockholders in connection with our 2010 annual meeting, only if the recommendation is received not later than December 15, 2009, from a security holder or group of security holders that beneficially owns more than five percent (5%) of our outstanding common stock for at least one year as of the date the recommendation is made. A stockholder interested in recommending a director candidate may do so by mailing the candidate’s detailed resume and an explanation of the reasons why the stockholder believes the candidate is qualified for service on our board of directors. The stockholder must also provide biographical information similar to what is required to be disclosed in a proxy statement. In addition, the stockholder must include the consent of the candidate to serve as director if elected and must describe any arrangements or undertakings between the stockholder and the candidate regarding the nomination or otherwise. The stockholder must submit proof of his or her holding of our common stock. We may request from the recommending stockholder such other information as we deem necessary to evaluate the stockholder nominee. All communications are to be directed to the chairman of the Compensation and Nominating Committee at Ambassadors International, Inc., 2101 4th Avenue, Suite 210, Seattle, Washington 98121. The Compensation and Nominating Committee applies the same criteria to nominees recommended by stockholders as to new candidates recommended by the Compensation and Nominating Committee.

The Compensation and Nominating Committee reviews each existing director whose term is set to expire and considers the following in determining whether to recommend the re-election of that director: (i) the director’s overall effectiveness; and (ii) whether changes in employment status, health, community activity or other factors may impair the director’s continuing contributions to our board of directors.

If any member of our Board of Directors does not wish to continue in service or if our Board of Directors decides not to re-nominate a member for re-election, the Compensation and Nominating Committee identifies the desired skills and experience of a new nominee in light of the criteria above. The Compensation and Nominating Committee generally polls our Board of Directors and members of management for their recommendations. The Compensation and Nominating Committee also may review the composition and qualification of the boards of directors of our competitors, and may seek input from industry experts or analysts. Historically, the Compensation and Nominating Committee has not relied on third-party search firms to identify board candidates, but the Compensation and Nominating Committee may in the future choose to do so in those situations where particular qualifications are required or where existing contacts are not sufficient to identify an appropriate candidate.

The Compensation and Nominating Committee reviews the qualifications, experience and background of the candidates. Final candidates are interviewed by our independent directors and executive management. In making its determinations, the Compensation and Nominating Committee evaluates each individual in the context of our Board of Directors as a whole, with the objective of assembling a group that can best promote the success of our Company and represent stockholder interests through the exercise of sound judgment. After review and deliberation of all feedback and data, the Compensation and Nominating Committee makes its recommendation to our Board of Directors.

Communications with the Board

Any stockholder may communicate with our board of directors and its committees. Our board of directors has established the following system to receive, track and respond to communications from stockholders addressed to our board of directors and its committees and members.

Any stockholder may address his or her communication to our board of directors, a committee of our board of directors, or an individual member of our board of directors and send the communication addressed to the recipient group or individual, care of Ambassadors International, Inc., Corporate Secretary, 2101 4th Avenue, Suite 210, Seattle, Washington 98121. The Corporate Secretary will review all communications and deliver the communications to the appropriate party in the Corporate Secretary’s discretion. The Corporate Secretary may take additional action or respond to communications in accordance with instructions from the recipient of the communication.

Family Relationships

There are no family relationships among our executive officers and directors and director designees.

Legal Proceedings

No director, director designee or executive officer, nor any associate of any such director or executive officer is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

REPORT OF THE AUDIT COMMITTEE

Following is the report of the Audit Committee with respect to Ambassadors’ audited financial statements for the fiscal year ending December 31, 2008, and the related consolidated balance sheets, statements of operations, stockholders’ equity and cash flows and the notes thereto.

During the year 2008, at each of its meetings, the Audit Committee met with the senior members of Ambassadors’ financial management team and the independent auditors. The Audit Committee’s agenda is established by the Chairman of the Audit Committee and our Chief Financial Officer. During the year, the Audit Committee had private sessions with Ambassadors’ independent auditors at which candid discussions of financial management, accounting and internal control issues took place.

The Audit Committee reviewed with Ambassadors’ financial management team and the independent auditors overall audit scopes and plans, the results of internal and external audit examinations, evaluations by the auditors of our internal controls, and the quality of our financial reporting.

The Audit Committee has reviewed with management the audited financial statements for the year ended December 31, 2008 in the Annual Report, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. In addressing the quality of management’s accounting judgments, members of the Audit Committee asked for management’s representations that our audited consolidated financial statements have been prepared in conformity with generally accepted accounting principles and have expressed to both management and the independent auditors their general preference for conservative policies when a range of accounting options is available.

In its meetings with representatives of the independent auditors, the Audit Committee asks them to address, and discusses their responses to, concerns that the Audit Committee believes are particularly relevant to its oversight. These concerns include:

•	The presence of any significant accounting judgments made by management in preparing the financial statements that would have been made differently had the independent auditors themselves prepared and been responsible for the financial statements.

•	Based on the independent auditors’ experience and their knowledge of Ambassadors, whether the financial statements fairly present to investors, with clarity and completeness, our financial position and performance for the reporting period in accordance with generally accepted accounting principles and SEC disclosure requirements.

•	Based on the independent auditors’ experience and their knowledge of Ambassadors, whether our implemented internal controls and internal audit procedures are appropriate for Ambassadors.

The Audit Committee believes that by focusing its discussions with the independent auditors, it can promote a meaningful dialogue that provides a basis for its oversight judgments.

The Audit Committee also discussed with the independent auditors all other matters required to be discussed by the auditors with the Audit Committee under the statement on Auditing Standards No. 61, “Communication with Audit Committees,” as amended. The Audit Committee received and discussed with the independent auditors their annual written report on their independence from Ambassadors and Ambassadors’ management, which is made under Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees,” and considered with the independent auditors whether the provision of financial information systems design and implementation and other non-audit services provided by them to us during 2006 was compatible with the independent auditors’ independence.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee necessarily relies on the work and assurances of our management, which has the primary responsibility for financial statements and reports, and of the independent auditors, who, in their report, express an opinion on the conformity of our annual financial statements with generally accepted accounting principles in the United States.

In reliance on these reviews and discussions, the Audit Committee has recommended to our board of directors, and our board of directors has approved, that the audited financial statements be included in Ambassadors’ Annual Report on Form 10-K for the year ended December 31, 2008, for filing with the SEC.

AUDIT COMMITTEE

J. Hale Hoak, Chairman
Daniel Englander
Rafer Johnson

INFORMATION CONCERNING MANAGEMENT AND EXECUTIVE COMPENSATION

Executive Biographical Information

The biographical information for our current executive officers, as of the date of this information statement, is set forth below:

Arthur Rodney.  See “Information Regarding Directors.”

Mark Detillion, age 48, has served as our chief financial officer since April 1, 2009. For the past eight years Mr. Detillion served as the vice president of finance and chief financial officer for Cruise West in Seattle, WA. Prior to Cruise West Mr. Detillion spent several years as the chief financial officer for Shilo Inns in Portland, OR. He also served as the director of finance for Holland America Lines.

There are no arrangements or understandings known to us between any of our executive officers and any other person pursuant to which any such person was selected as an officer.

Summary Compensation Table

The following table sets forth the compensation for the past two fiscal years for our former principal executive officer, principal financial officer and the only other person who served as an executive officer on December 31, 2008 (our “named executive officers”):

				Stock	Option	All Other
Name and Principal Position	Year	Salary(1)	Bonus(2)	Awards(3)	Awards(4)	Compensation(5)	Total

James J. Ueberroth	2008	$375,000	$—	$570,529	$630,300	$90	$1,575,919
Former Chairman, President and Chief Executive Officer	2007	$375,000	$—	$591,963	$642,975	$26,300	$1,261,238
Joseph G. McCarthy	2008	$175,000	$40,000	$58,267	$111,013	$83	$384,363
Vice President and General Counsel	2007	$175,000	$40,000	$12,093	$80,047	$938	$308,078
Laura L. Tuthill	2008	$200,000	$50,000	$65,697	$112,733	$590	$429,020
Former Chief Financial Officer	2007	$193,333	$50,000	$13,022	$53,748	$965	$311,069

(1)	The amounts shown include salary amounts earned but deferred at the election of the executive officer under our 401(k) Profit-Sharing Plan. See discussion of plan in Note 15 to the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2008. See “Where You Can Find Additional Information.”

(2)	The amounts shown represent actual bonuses awarded based on subjective determinations in the discretion of the Compensation and Nominating Committee.

(3)	The amounts shown for the year ended December 31, 2008 are the amounts of compensation cost recognized by us in fiscal year 2008 related to the grants of restricted stock in fiscal year 2008 and prior fiscal years, as described in Financial Accounting Standard No. 123R. The amounts shown for the year ended December 31,

2007 are the amounts of compensation cost recognized by us in fiscal year 2007 related to the grants of restricted stock in fiscal year 2007 and prior fiscal years, as described in Financial Accounting Standard No. 123R. For a discussion of valuation assumptions used in the calculation of these amounts for the fiscal years ended December 31, 2008 and 2007, see Accounting for Stock Options in our Description of the Company and Summary of Significant Accounting Policies and Notes 1 and 14 in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2008; except that, for purposes of the amounts shown, no forfeitures were assumed to take place. See “Where You Can Find Additional Information.” The table below shows how much of the overall amount of the compensation cost is attributable to each award in 2008 and 2007.

		Number of
		Shares in	2008 Fiscal Year	2007 Fiscal Year
Named Executive Officer	Grant Date	Original Grant	Compensation Cost	Compensation Cost

Mr. Ueberroth	December 15, 2008	250,000	$8,229	$—
	November 12, 2007	50,000	$185,750	$23,219
	August 4, 2006	30,000	$209,550	$209,550
	December 27, 2005	50,000	$167,000	$167,000
	November 19, 2004	50,000	$—	$192,194
Mr. McCarthy	November 7, 2008	100,000	$10,417	$—
	November 12, 2007	11,000	$40,865	$5,108
	August 4, 2006	1,000	$6,985	$6,985
Ms. Tuthill	November 7, 2008	100,000	$10,417	$—
	November 12, 2007	13,000	$48,295	$6,037
	August 4, 2006	1,000	$6,985	$6,985

The restricted shares of our common stock shown as issued in fiscal year 2005 or thereafter in the above table were issued under our 2005 Incentive Award Plan. Fiscal year 2008, fiscal year 2007 and fiscal year 2006 grants vest in one annual installment on the fourth anniversary of the grant date and fiscal year 2005 grants vest in four equal annual installments on each anniversary of the grant date, in each case, subject to continued service with us. The restricted shares of our common stock shown as issued in fiscal year 2004 in the above table were issued under our 1995 Amended and Restated Equity Participation Plan and vest in one annual installment on the third anniversary of the grant date, subject to continued service with us. The holders of our restricted stock are entitled to vote and receive dividends, if issued, on the shares of common stock covered by the restricted stock grant. See discussion of plans in Note 14 in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2008. See “Where You Can Find Additional Information.”

(4)	The amounts shown are the amounts of compensation cost recognized by us in fiscal year 2008 related to the grants of stock options in fiscal year 2007 and prior fiscal years, as described in Financial Accounting Standard No. 123R. The amounts shown are the amounts of compensation cost recognized by us in fiscal year 2007 related to the grants of stock options in fiscal year 2007 and prior fiscal years, as described in Financial Accounting Standard No. 123R. For a discussion of valuation assumptions used in the calculation of these amounts for the fiscal years ended December 31, 2007, 2006, 2005 and 2004, see Accounting for Stock Options in our Description of the Company and Summary of Significant Accounting Policies and Note 14 in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2008; except that for purposes of the amounts shown, no forfeitures were assumed to take place. For a discussion of valuation assumptions used in the calculation of this amount for the fiscal year ended December 31, 2003 see Accounting for Stock Options in our Description of the Company and Summary of Significant Accounting Policies and Note 11 to the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 9, 2006; except that, for purposes of the amounts shown, no forfeitures were assumed to take place. See “Where You Can Find Additional Information.” The material terms of the grants for which compensation cost was recognized in 2008 are disclosed in the table titled “Outstanding Equity Awards at Fiscal Year End — 2008” below.

(5)	The amounts shown consist of monies received by the named executive officer from us for our 401(k) matching contribution, dividends paid on restricted stock, company-paid premiums on life insurance programs and other payment, as follows:

			401(k) Plan
		Dividends Paid on	Matching	Life Insurance
		Restricted Stock	Contribution(s)	Premiums
Named Executive Officer	Year	($)	($)	($)	Total

Mr. Ueberroth	2008	—	—	90	90
	2007	26,000	—	300	26,300
Mr. McCarthy	2008	—	—	83	83
	2007	200	438	300	938
Ms. Tuthill	2008	—	500	90	590
	2007	200	500	265	965

(a)	In 1993, we established a noncontributory profit sharing plan, the assets of which were transferred into a new 401(k) Profit-Sharing Plan in 1996. Employees are eligible to participate in the 401(k) Plan upon six months of service and 21 years of age. Employees may contribute up to 92% of their salary, subject to the maximum contribution allowed by the Internal Revenue Service. Our matching contribution is discretionary based upon approval by management. Matching contributions for our named executive officers are on the same basis as those for our other eligible employees. Employees are 100% vested in their contributions and our matching contributions vest equally over four years, subject to continued service with us. During the year ended December 31, 2008 and 2007, we contributed $71,000 and $11,000, respectively, to the 401(k) Plan.

(b)	We pay 100% of the cost of term life insurance for all eligible employees at varying levels, including our named executive officers. Our named executive officers and our other officers receive life insurance benefits of two times their annual salary up to a maximum of $250,000, as compared with our employees who receive life insurance benefits of $20,000. Amounts shown reflect the cost of the premiums for our named executive officers paid by us.

Employment Agreements and Severance Agreements

Employment Agreement — Joseph J. Ueberroth.

On November 2, 2006, we entered into an employment agreement with Joseph J. Ueberroth, our former Chairman, President and Chief Executive Officer, which provides Mr. Ueberroth with certain severance and other benefits upon a termination of his employment by us without cause (as defined below) or by Mr. Ueberroth with or without good reason (as defined below) or upon a change of control of us (as defined below), his death or permanent disability. No other named executive officer has an employment agreement with us.

In the event of termination of Mr. Ueberroth’s employment by us without cause or by Mr. Ueberroth with good reason, we shall pay Mr. Ueberroth the sum of (i) an amount equal to the projected cost of Mr. Ueberroth’s medical insurance under COBRA for the eighteen month period immediately following the termination, and (ii) an amount equal to two times the average annual base salary plus the average annual bonus paid to Mr. Ueberroth for the two full fiscal years immediately preceding termination (the value of annual bonuses includes, in addition to cash amounts, the values ascribed to option and share grants for financial accounting purposes on the dates of grants). In addition to these severance amounts, all unvested stock options and stock grants held by Mr. Ueberroth will immediately vest as of the date of termination. Subject to the terms and conditions of the employment agreement, in the event of termination of Mr. Ueberroth’s employment by Mr. Ueberroth without good reason and upon at least twelve months notice, we shall pay Mr. Ueberroth the sum of (i) an amount equal to the projected cost of Mr. Ueberroth’s medical insurance under COBRA for the eighteen month period immediately following the termination, and (ii) an amount equal to one times the average annual base salary plus the average annual bonus paid to Mr. Ueberroth for the two full fiscal years immediately preceding termination. In the event of a termination of Mr. Ueberroth’s employment by us due to death or disability, all of Mr. Ueberroth’s unvested stock options and stock grants shall fully vest on such date. In addition, in the event of a change of control, all of Mr. Ueberroth’s unvested stock options and stock grants shall fully vest. Mr. Ueberroth terminated this employment agreement in September 2008. The Company did not make any severance payments to Mr. Ueberroth in connection with his resignation as our President and Chief Executive Officer on April 1, 2009. Further details about the terms of Mr. Ueberroth’s resignation are set forth in the Current Reports on Form 8-K of the Company that were filed with the SEC on September 25, 2008 and March 20, 2009. See “Where You Can Find Additional Information.”

“Cause” is generally defined as one of the following: (i) the officer’s conviction by, or entry of a plea of guilty in, a court for a felony or a crime involving moral turpitude, (ii) the officer engages in gross negligence or gross or willful misconduct in the performance of his duties, (iii) after written notice to the officer, the officer repeatedly fails to materially comply with any of our material policies, or (iv) the officer materially breaches a material term of the employment agreement and fails to cure such breach within 30 days after receiving notice thereof from us.

“Good reason” is generally defined as one of the following: (i) withdrawal by us from the officer of any substantial part of his duties or a material change in his reporting lines, (ii) assignment by us to the officer of substantial additional responsibilities that are inconsistent with those being carried out by him, (iii) material reduction of the officer’s responsibility, authority, autonomy, title, compensation, perquisites or other employee benefits, (iv) failure to keep the officer as our Chairman, President and Chief Executive Officer, (v) we materially breach any material term of the employment agreement and fail to cure such breach within 30 days after receiving notice thereof from the officer, (vi) fraud on our part, (vii) discontinuance of the active operation of our business, (vii) a change of control (as defined below), or (viii) relocation of our offices more than 25 miles from Newport Beach, California.

A “change of control” is generally defined as one of the following: (i) the sale or other transfer of all or substantially all of our business or assets, (ii) certain business combinations involving us, (iii) a reorganization or liquidation of us, (iv) the acquisition by any person of beneficial ownership of 40% or more of our common stock (without prior board of directors approval), or (v) a material change of our board of directors.

Severance Agreements — Laura Tuthill and Joseph McCarthy

On February 6, 2009, we entered into a Severance Agreement and General Release of All Claims with each of Ms. Tuthill and Mr. McCarthy. The agreements provide for severance payments to each of Ms. Tuthill and Mr. McCarthy in the amount representing one week for every full year of service of Ms. Tuthill and Mr. McCarthy to the Company, respectively, up to a maximum of four weeks, in accord with our standard practices and an additional payment to each of Ms. Tuthill and Mr. McCarthy in consideration of their continued service during the period during which we transition our operations to Seattle, Washington. Pursuant to the agreements, Ms. Tuthill’s employment terminated on April 3, 2009 and Mr. McCarthy’s employment terminated on October 1, 2009. The total amount of severance payments paid to Ms. Tuthill and Mr. McCarthy in connection with the terminations of each of their employment equaled $46,154 and $53,847, respectively. Ms. Tuthill’s severance payments were paid within 45 days of the termination of her employment and Mr. McCarthy’s severance payments were paid on the same day of the termination of his employment.

Outstanding Equity Awards at Fiscal Year End — 2008

The following table sets forth summary information regarding the outstanding equity awards held by each of our named executive officers at December 31, 2008:

	Option Awards
	Number of	Number of			Stock Awards
	Securities	Securities			Number of		Market Value
	Underlying	Underlying the			Shares or Units		of Shares or
	Unexercised	Unexercised	Option		of Stock That		Units of Stock
	Options	Options	Exercise	Option	Have Not		That Have Not
	(#)	(#)	Price	Expiration	Vested		Vested(2)
Name	Exercisable	Unexercisable(1)	($)	Date	(#)		($)

Joseph J. Ueberroth	24,117	—	$10.36	8/3/2011
	200,000	—	$12.25	10/7/2013
	50,000	—	$12.58	11/19/2014
	37,500	12,500	$13.76	11/2/2015
	10,000	10,000	$17.97	4/6/2016
	40,000	40,000	$27.94	8/4/2016
	30,000	90,000	$14.86	11/12/2017
					342,500	(3)	$222,625
Joseph G. McCarthy	15,000	—	$13.08	11/7/2013
	10,000	—	$12.58	11/19/2014
	7,500	2,500	$13.76	11/2/2015
	2,500	2,500	$17.97	4/6/2016
	2,500	2,500	$27.94	8/4/2016
	8,750	26,250	$14.86	11/12/2017
					112,000	(4)	$72,800
Laura L. Tuthill	5,000	—	$8.81	11/8/2012
	5,000	—	$12.79	2/2/2014
	10,000	—	$12.58	11/19/2014
	3,750	1,250	$13.76	11/2/2015
	500	500	$17.97	4/6/2016
	2,500	2,500	$27.94	8/4/2016
	11,250	33,750	$14.86	11/12/2017
					114,000	(5)	$74,100

(1)	These options vest in equal annual installments over a four-year period on each anniversary of the grant date, subject to continued service with us, and have a ten-year term. The following table shows the vesting schedules relating to the option awards which are represented in the above table by their expiration dates:

Option Awards Vesting Schedule

Expiration Date	Grant Date	Vesting Schedule

10/7/2013	10/7/2003	Options vest in four equal annual installments on 10/7/2004, 10/7/2005, 10/7/2006 and 10/7/2007, subject to continued service with us.
11/7/2013	11/7/2003	Options vest in four equal annual installments on 11/7/2004, 11/7/2005, 11/7/2006 and 11/7/2007, subject to continued service with us.
2/2/2014	2/2/2004	Options vest in four equal annual installments on 2/2/2005, 2/2/2006, 2/2/2007 and 2/2/2008, subject to continued service with us.
11/19/2014	11/19/2004	Options vest in four equal annual installments on 11/19/2005, 11/19/2006, 11/19/2007 and 11/19/2008, subject to continued service with us.
11/2/2015	11/2/2005	Options vest in four equal annual installments on 11/2/2006, 11/2/2007, 11/2/2008 and 11/2/2009, subject to continued service with us.
12/27/2015	12/27/2005	Options vest in four equal annual installments on 12/27/2006, 12/27/2007, 12/27/2008 and 12/27/2009, subject to continued service with us.
4/6/2016	4/6/2006	Options vest in four equal annual installments on 4/6/2007, 4/6/2008, 4/6/2009 and 4/6/2010, subject to continued service with us.
8/4/2016	8/4/2006	Options vest in four equal annual installments on 8/4/2007, 8/4/2008, 8/4/2009 and 8/4/2010, subject to continued service with us.
11/12/2017	11/12/2007	Options vest in four equal annual installments on 11/12/2008, 11/12/2009, 11/12/2010 and 11/12/2011, subject to continued service with us.

(2)	Represents the closing price of a share of our common stock on December 31, 2008 of $.65 multiplied by the number of shares or units that have not vested.

(3)	Represents 50,000 shares of restricted stock that with a vesting date of November 12, 2011; 30,000 shares of restricted stock with a vesting date of August 4, 2010; 12,500 shares of restricted stock with a vesting date of December 27, 2009 and 250,000 shares with a vesting date of December 12, 2009.

(4)	Represents 1,000 shares of restricted stock that vest in full on August 4, 2010; 11,000 shares of restricted stock that vest in full on November 12, 2011 and 100,000 shares that vest in full on November 7, 2010.

(5)	Represents 1,000 shares of restricted stock with a vesting date of August 4, 2010; 13,000 shares of restricted stock with a vesting date of November 12, 2011 and 100,000 shares with a vesting date of November 7, 2010.

Director Compensation

Our compensation program for non-employee directors is designed to align the directors’ interests with the long-term interests of our stockholders and to fairly compensate our directors for the work that is required. Each of our non-employee directors receives an annual retainer and an additional fee for attendance at board meetings, which amounts are determined each year by our Compensation and Nominating Committee. We do not pay additional cash compensation to our directors for their services on committees of the board. However, we reimburse all directors for out-of-pocket expenses incurred in connection with their attendance at board and committee meetings. We also periodically award restricted stock or options to purchase our common stock to our directors.

Our employee directors, including our former President and Chief Executive Officer, Joseph Ueberroth, and our current Chief Executive Officer, Arthur Rodney, are not compensated for their service on our board of directors.

Director Compensation Table-2008

The table below summarizes the compensation received by our non-employee directors, who served on our board of directors during the year ended December 31, 2008, for the year ended December 31, 2008.

	Fees Earned or	Option
Director	Paid in Cash(1)	Awards(3)(4)	Total

Bren, Brigitte M***	$20,000	$0	$20,000
Easton, James L***	20,500	31,427	51,927
Englander, Daniel J.*	—	—	—
Hoak, J. Hale*, ******	—	—	—
Johnson, Rafer L.******	19,500	13,400	32,900
Luebbers, Kevin M.**	15,500	34,096	49,596
Mosier, Robert P***	20,500	—	20,500
Rodney, Arthur A.*****	15,000	—	15,000
Symington, J. Fife IV****	20,500	14,625	35,125
Ueberroth, Peter V(2).***	16,000	—	16,000
Whilden, Richard***	20,500	31,427	51,927

*	Appointed to the board of directors effective November 12, 2008

**	Resigned from the board of directors effective September 19, 2008

***	Resigned from the board of directors effective November 7, 2008

****	Resigned from the board of directors effective March 18, 2009

*****	Appointed to the board of directors effective April 8, 2008 and as our Chief Executive Officer on April 14, 2009

******	It is anticipated that, in conjunction with the election of the nominees designated by the holders party to the Support Agreements, Mr. Hoak and Mr. Johnson will resign as directors of the Company.

(1)	In 2008, each non-employee director, with the exception of Peter V. Ueberroth, earned an annual retainer of $18,000 plus $500 per board of directors meeting attended. Our committee members and committee chairpersons do not receive any additional fees for serving on their committees. In addition, each director is reimbursed for certain out-of-pocket expenses incurred in connection with attendance at our board of directors and committee meetings.

(2)	During 2008, Peter V. Ueberroth received a monthly retainer of $8,000 in each of January and February

(3)	There were no grants of stock options to non-employee directors during fiscal year 2008. The amounts shown are the amounts of compensation cost recognized by us in fiscal year 2008 in accordance with Financial Accounting Standard No. 123R. The amounts recognized relate to grants of stock options in fiscal year 2005. For a discussion of valuation assumptions used in the calculation of these amounts see Accounting for Stock Options in our Description of the Company and Summary of Significant Accounting Policies and Notes 1 and 14 in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2008, except that, for purposes of the amounts shown, no forfeitures were assumed to take place. See “Where You Can Find More Information.” However, amounts may include additional compensation expense attributable to actual forfeitures.

(4)	The table below shows the aggregate numbers of option awards outstanding for each non-employee director, who served during the year ended December 31, 2008, as of December 31, 2008. Option awards consist of exercisable and unexercisable options, except as indicated, and stock awards consist of fully vested shares of restricted stock.

	Aggregate	Aggregate
Director	Stock Awards*	Option Awards

Bren, Brigitte M	1,000	22,117	*
Easton, James L.	1,000	5,000
Johnson, Rafer L.	1,000	10,000
Luebbers, Kevin M.	1,000	—
Symington, J. Fife IV	1,000	10,000
Ueberroth, Peter V.	1,000	90,000	*
Whilden, Richard D.C.	1,000	5,000

* Fully Vested

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Under SEC rules, we are required to disclose material transactions with us in which “related persons” have a direct or indirect material interest. Related persons include any director, director designee or executive officer of us, a 5% or greater stockholder and any immediate family members of such persons. The term “transaction” is broadly defined under SEC rules to include any financial transaction, arrangement or relationship, including any indebtedness transaction or guarantee of indebtedness.

Our board of directors has adopted a written policy that requires the Audit Committee to review and approve any related party transactions. At each calendar year’s first regularly scheduled meeting of our board of directors, management is required to present to the Audit Committee specific information with respect to any such transaction expected to be entered into or continued during that calendar year. After reviewing this information, the Audit Committee will approve such transaction only if the following two conditions are met: (1) the transaction must be in the best interests (or not inconsistent with the best interests) of us and our stockholders; and (2) the transaction must be entered into by us on terms that are comparable to those that would be obtained in an arm’s length transaction with an unrelated third party. If any additional related party transactions are proposed to be entered into subsequent to our board of directors’ first calendar year meeting, management is required to present such transactions to the Audit Committee, or any special committee delegated to by our board of directors, for approval or ratification at a subsequent meeting of our board of directors.

There were no related party transactions since January 1, 2008, or any currently proposed transaction.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the executive officers and directors and persons who beneficially own more than 10% of a class of securities registered under Section 12(b) the Exchange Act to file initial reports of ownership and reports of changes in ownership with the SEC. Such officers, directors, and stockholders are required by SEC regulations to furnish us with copies of all such reports that they file. Based solely upon our review of such forms furnished to us during the fiscal year ended December 31, 2008, and written representations from certain reporting persons, we believe that during 2008, all filing requirements applicable to our executive officers, directors and more than 10% stockholders have been complied with.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that the Company files at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at www.sec.gov, from which interested persons can electronically access the Company’s SEC filings.

By Order of the Board of Directors

Corporate Secretary

Seattle, Washington
November 5, 2009